February 23, 2022                                    Exhibit 10.1
Colleen Healy

Dear Colleen:
I am excited to offer you full-time employment with SailPoint Technologies, Inc. (“SailPoint”), with the expectation that you will subsequently be appointed as Chief Financial Officer of SailPoint and SailPoint Technologies Holdings, Inc. on or around March 16, 2022. This letter confirms the details of SailPoint’s offer of employment, subject to the approval of the Board of Directors of SailPoint Technologies Holdings, Inc. (the “Board”), with an anticipated start date of February 24, 2022.
1.Compensation. Your annual base salary will be $425,000; paid semi-monthly (typically on the 15th and last day of each month) consistent with our standard payroll procedures and reduced by payroll deductions and all required withholdings.
You will also be eligible for a bonus of up to 60% of your annual base salary based on your continued employment and achievement of corporate goals as set forth by the Compensation Committee of the Board and subject to the terms and conditions of our corporate bonus plan.
In addition, SailPoint will provide you with a one-time sign-on bonus of $100,000, less applicable withholdings and deductions (the “Sign-On Bonus”), to be paid within thirty (30) days following your start date. In the event that you resign or your employment is terminated for Cause (as defined in the SailPoint Technologies Holdings, Inc. Severance Pay Plan) before the first anniversary of your start date, you will be required to repay SailPoint 100% of the Sign-On Bonus (the “Repayment Amount”) within thirty (30) days of your termination date. Your signature below authorizes SailPoint to deduct the Repayment Amount from any monies owed to you, including amounts from any wages, commissions, bonuses, or expense reimbursements, upon such resignation or termination, to the extent permitted by law.
2.Equity Awards. Subject to approval by the Board, you will be granted an award of restricted stock units determined by dividing $5,000,000 by the 30 trading day average closing price of the common stock of SailPoint Technologies Holdings, Inc. (“Common Stock”) on the date that you begin employment (the “Hire Date RSUs”).  The Hire Date RSUs represent the right to receive shares of Common Stock and will vest and be settled in 13 installments 25% approximately one year from the date of grant and 6.25% per quarter over the following 12 quarters thereafter.  Vest dates are set each quarter as follows: February 28, May 28, August 28 and November 28.
All vesting of the Hire Date RSUs is contingent upon your continued employment with SailPoint; provided, however, if you incur a “separation from service” (within the meaning of Treasury Regulation § 1.409A-1(h)) due to a termination of your employment by SailPoint without “Cause” or due to your resignation from employment with SailPoint due to “Good Reason,” any unvested Hire Date RSUs that would have become vested and nonforfeitable during the two year period beginning on the date of your separation from service had you continued employment, will become vested and nonforfeitable upon such
SailPoint Technologies, Inc. | www.sailpoint.com
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termination and settleable pursuant to the terms of your Hire RSU award agreement. The RSUs are subject to the terms and conditions of the SailPoint’s 2017 Long Term Incentive Plan (the “LTIP”) and the award agreements evidencing such awards. “Cause” and “Good Reason” will have the meanings provided in, and will be determined pursuant to, the SailPoint Technologies Holdings, Inc. Severance Pay Plan (the “Severance Plan”). For the sake of clarity, in the event of a Change in Control (as defined in the LTIP) you will receive the enhanced vesting protection with respect to your Hire Date RSUs contemplated by and pursuant to the Severance Plan rather than the vesting protection set forth in this paragraph.
3.Executive Severance. So long as you are serving in the capacity of the Chief Financial Officer (or other similarly senior executive position), you will be eligible for participation in the Severance Plan, subject to the approval of both the Chief Executive Officer and the Compensation Committee of the Board and pursuant to the terms and conditions of the plan.
4.Benefits. You will be eligible to participate in a comprehensive package of employee benefits, which includes medical, dental, vision, group life insurance and a 401(k) plan.
5.Work Authorization. In compliance with Federal Immigration law, this offer of employment is contingent upon your ability to provide proof of eligibility and right to work in the United States. This documentation must be provided within three business days of the effective date of your employment.
6.Background Check. As a condition of accepting this offer of employment, you may be required to submit to a background screening. Unsatisfactory results from, refusal to cooperate with, or any attempt to affect the results of this check may result in termination of employment.
7.Proprietary Information, Inventions Assignment and Protective Covenants Agreement. As a condition of accepting this offer of employment, you will be required to complete, sign and return SailPoint’s Proprietary Information, Inventions Assignment and Protective Covenants Agreement.
8.General. This offer letter, when signed by you, and the Proprietary Information, Inventions Assignment and Protective Covenants Agreement set forth the terms of your employment with SailPoint and supersedes all prior terms or discussions. In particular, by signing this offer letter, you hereby agree that the Consulting Agreement entered into between you and SailPoint on or around January 19, 2022 will terminate immediately prior to your commencement of employment. This letter agreement can only be amended in writing, signed by you and an authorized officer of SailPoint.
Your employment with SailPoint is at will and may be terminated by you or by SailPoint at any time and for any reason, with or without cause. No statement on this letter, any SailPoint booklet, brochure, guideline, manual, policy or plan should be construed as creating an employment contract for any specific duration.
If these terms are agreeable, please indicate your acceptance by signing this letter in the space provided below and returning it to me.
Colleen, we look forward to welcoming you onto the SailPoint team. We are committed to continuing to build a great company. With your help, I am confident we will succeed.

Sincerely,

/s/ Mark McClain
Mark McClain
CEO & Founder

AGREED AND ACCEPTED:

/s/ Colleen Healy
Colleen Healy

February 23, 2022
Date
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